Exhibit 99.3

MECOX LANE LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: MCOX)

Form of Proxy for Annual General Meeting (or any adjournment thereof) to be held on May 10, 2012 AND AT 18/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Mecox Lane Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), to be exercised at the Annual General Meeting of the Company to be held at the 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong on May 10, 2012 at 10:00 a.m. (Hong Kong Time) , and at any adjournment(s) or postponement(s) thereof (the “AGM”) for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on April 9, 2012 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting. Each Ordinary Share shall be entitled to one vote on all matters.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, FOR the Special Resolution and Ordinary Resolutions set forth in this Form of Proxy. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China as soon as possible and in any event no later than 12:00 p.m. (Eastern Standard Time), May 7, 2012.

MECOX LANE LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: MCOX)

Form of Proxy for Annual General Meeting (or any adjournment thereof) to be held on May 10, 2012 and at 18/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong

I/We,                                                                            of                                                            , being the registered holder of                                                  ordinary shares (Note 1), par value US$0.0001 per share, of Mecox Lane Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or                                      of                                     as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held on May 10, 2012 at the 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong , and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, or on any other matter which may be considered at the annual general meeting (or any adjournment thereof) as my/our proxy thinks fit.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)
	Special Resolution	N/A	N/A
1.	Special Resolution as set out in the Notice of Annual General Meeting
	Ordinary Resolutions	N/A	N/A
1.	Ordinary Resolution No. 1 as set out in the Notice of Annual General Meeting.
2.	Ordinary Resolution No. 2 as set out in the Notice of Annual General Meeting.
3.	Ordinary Resolution No. 3 as set out in the Notice of Annual General Meeting.
4.	Ordinary Resolution No. 4 as set out in the Notice of Annual General Meeting.
5.	Ordinary Resolution No. 5 as set out in the Notice of Annual General Meeting.
6.	Ordinary Resolution No. 6 as set out in the Notice of Annual General Meeting.
7.	Ordinary Resolution No. 7 as set out in the Notice of Annual General Meeting.
8.	Ordinary Resolution No. 8 as set out in the Notice of

Notes:

(1)         Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(2)         If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

(3)         IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)
Annual General Meeting.
9.	Ordinary Resolution No. 9 as set out in the Notice of Annual General Meeting.
10.	Ordinary Resolution No. 10 as set out in the Notice of Annual General Meeting.

Dated , 2012	Signature(s) (Note 4)

(4)         This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.